UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CTI BIOPHARMA CORP.

(Name of Subject Company (Issuer))

CLEOPATRA ACQUISITION CORP.

(Name of Filing Person—Offeror)

A Wholly Owned Indirect Subsidiary of

SWEDISH ORPHAN BIOVITRUM AB (PUBL)

(Name of Filing Person—Parent of Offeror)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

12648L601

(CUSIP Number of Class of Securities)

Torbjörn Hallberg

Swedish Orphan Biovitrum AB (publ)

General Counsel and Head of Legal Affairs

Tomtebodavägen 23A

SE-112 76

Stockholm, Sweden

+46 8 697 20 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

R. Scott Shean, Esq.

Leah R. Sauter, Esq.

Latham & Watkins LLP

650 Town Center Drive

20th Floor

Costa Mesa, California

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Cleopatra Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly owned indirect subsidiary of Swedish Orphan Biovitrum AB (publ), a Swedish public limited liability company (“Sobi”), for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of CTI BioPharma Corp., a Delaware corporation (“CTI BioPharma”), at a price of $9.10 per Share, net to the seller in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions described in the offer to purchase, dated May 25, 2023 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

The information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated by reference in responses to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002(a) through (c)

(a)

The name of the subject company and the issuer of the securities to which this Schedule TO relates is CTI BioPharma Corp., a Delaware corporation. CTI BioPharma’s executive offices are located at 3101 Western Avenue, Suite 800, Seattle, Washington, 98121. CTI BioPharma’s telephone number at such address is (206) 282-7100.

(b)	The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

(c)	The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003(a) through (c)

(a) – (c) This Schedule TO is filed by Sobi and the Purchaser. The information set forth in Section 8 — “Certain Information Concerning Sobi and the Purchaser” in the Offer to Purchase and in Annex A to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004(a)

For purposes of subsection (a)(1)(i)-(viii), (x) and (xii), the information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Introduction

Section 1 — “Terms of the Offer”

Section 2 — “Acceptance for Payment and Payment for Shares”

Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

Section 4 — “Withdrawal Rights”

Section 5 — “U.S. Federal Income Tax Considerations of the Offer and Merger”

Section 11 — “The Merger Agreement; Other Agreements”

Section 13 — “Certain Effects of the Offer”

Section 15 — “Conditions to the Offer”

Section 16 — “Adjustments to Prevent Dilution”

Subsections (a)(1)(ix) and (xi) are not applicable.

For purposes of subsections (a)(2)(i)-(v) and (vii), the information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Introduction

Section 1 — “Terms of the Offer”

Section 5 — “U.S. Federal Income Tax Considerations of the Offer and Merger”

Section 10 — “Background of the Offer, Past Contacts, Transactions, Negotiations and Agreements with CTI BioPharma”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for CTI BioPharma”

Section 13 — “Certain Effects of the Offer”

Section 16 — “Adjustments to Prevent Dilution”

Subsection (a)(2)(vi) is not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005(a) and (b)

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Introduction

Section 8 — “Certain Information Concerning Sobi and the Purchaser”

Section 10 — “Background of the Offer, Past Contacts, Transactions, Negotiations and Agreements with CTI BioPharma”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for CTI BioPharma” Annex A

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006(a) and (c)(1) through (7)

For purposes of subsections (a), (c)(1) though (7), the information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Introduction

Summary Term Sheet

Section 6 — “Price Range of Shares; Dividends”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for CTI BioPharma”

Section 13 — “Certain Effects of the Offer”

Section 14 — “Dividends and Distributions”

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007(a), (b) and (d)

The information set forth in Section 9 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interests in Securities of the Subject Company.

Regulation M-A Item 1008

The information set forth in Section 8 — “Certain Information Concerning Sobi and the Purchaser” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009(a)

The information set forth in Section 18 — “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Regulation M-A Item 1010(a) and (b)

Not applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011(a) and (c)

For purposes of subsection (a), the information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Section 1 — “Terms of the Offer”

Section 8 — “Certain Information Concerning Sobi and the Purchaser”

Section 10 — “Background of the Offer, Past Contacts, Transactions, Negotiations and Agreements with CTI BioPharma”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for CTI BioPharma”

Section 13 — “Certain Effects of the Offer”

Section 15 — “Condition to the Offer”

Section 17 — “Certain Legal Matters; Regulatory Approvals”

Section 19 — “Miscellaneous”

For purposes of subsection (c) the information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2023	SWEDISH ORPHAN BIOVITRUM AB (PUBL)

	By:	/s/ Henrik Stenqvist
		Name:	Henrik Stenqvist
		Title:	Authorized Officer

CLEOPATRA ACQUISITION CORP.

	By:	/s/ Torbjörn Hallberg
		Name:	Torbjörn Hallberg
		Title:	Authorized Officer

Exhibit Index

Exhibit Number	Exhibit Description

(a)(1)(i)	Offer to Purchase dated May 25, 2023.

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement as published in The New York Times on May 25, 2023.

(a)(5)(i)	Press Release issued by Swedish Orphan Biovitrum AB (publ) on May 10, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Swedish Orphan Biovitrum AB (publ) with the SEC on May 10, 2023).

(a)(5)(ii)	Presentation slides made available by Swedish Orphan Biovitrum AB (publ) to investors, analysts and media on May 10, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Swedish Orphan Biovitrum AB (publ) with the SEC on May 10, 2023).

(a)(5)(iii)	Press Release issued by Swedish Orphan Biovitrum AB (publ) on May 25, 2023.

(b)(1)	Commitment letter dated May 9, 2023 and accepted as of May 10, 2023 by and among Bank of America Europe Designated Activity Company, Danske Bank A/B and Swedish Orphan Biovitrum AB (publ).

(b)(2)	Commitment letter dated May 9, 2023 and accepted as of May 10, 2023 by and among Bank of America Europe Designated Activity Company, Danske Bank A/B and Swedish Orphan Biovitrum AB (publ).

(d)(1)	Agreement and Plan of Merger, dated May 10, 2023, among CTI BioPharma Corp., Swedish Orphan Biovitrum AB (publ) and Cleopatra Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CTI BioPharma Corp. with the SEC on May 10, 2023).

(d)(2)	Tender and Support Agreement, dated May 10, 2023, among Swedish Orphan Biovitrum AB (publ), Cleopatra Acquisition Corp. and certain stockholders of CTI BioPharma Corp. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CTI Biopharma Corp. with the SEC on May 10, 2023).

(d)(3)	Mutual Confidential Disclosure Agreement, dated March 3, 2023, by and between Swedish Orphan Biovitrum AB (publ) and CTI BioPharma Corp.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table